Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Bullish

Subject Company: Far Peak Acquisition Corporation

Bullish announces David Bonanno as incoming Chief Financial Officer

CAYMAN ISLANDS — February 10, 2022 — Bullish, a technology company developing products for the digital assets sector, today announced that David Bonanno will be the company’s incoming Chief Financial Officer (CFO), subject to the closing of a business combination with Far Peak Acquisition Corporation (NYSE: FPAC).

Currently serving as the CFO of FPAC, David is a seasoned executive with over 15 years of financial leadership and investment management experience. Bullish previously announced its intention to go public on the NYSE through a business combination with FPAC, a special purpose acquisition company.

“We are very excited to welcome David to Bullish’s executive leadership team,” said Brendan Blumer, Chairman of Bullish. “His wealth of experience in the financial sector and deep understanding of the capital markets will be invaluable to Bullish as we enter a key period of growth for our business.”

Most recently, David served as CFO of Far Point Acquisition Corporation. Previously, he was a managing director at Third Point LLC, a New York-based investment management firm, where he was responsible for analyzing and executing public and private investment opportunities across a broad range of industries including financial technology, financial services, telecommunications, energy and real estate. Over the years, David has served in senior leadership roles for companies that have collectively issued more than $4 billion in equity and over $30 billion in debt through the public and private capital markets, completing three initial public offerings on major US and European exchanges. He holds a Bachelor of Arts degree in Psychology from Harvard University.

“I’m honored and excited to join the visionary team at Bullish during such a significant moment in its journey,” said David. “The Bullish exchange offers unique features such as Automated Market Making and deep liquidity pools that will help evolve the cryptocurrency market and trading experience for investors. I look forward to applying my experience to help the company deliver on key priorities and build an exceptional business for our clients.”

In late 2021, Bullish announced the launch of its flagship product, Bullish exchange, in 40+ jurisdictions. The trading platform leverages innovations in decentralized finance (DeFi) with regulatory compliance frameworks, giving institutional and retail traders access to deep liquidity and low-cost transactions. The Bullish exchange is operated by Bullish (GI) Limited and regulated by the Gibraltar Financial Services Commission.

Contacts

media@bullish.com

investors@bullish.com

contact@farpeak.com

About Bullish

Focused on developing products and services for the digital assets sector, Bullish has rewired the traditional exchange to benefit asset holders, enable traders and increase market integrity. Supported by the group’s treasury, Bullish’s new breed of exchange combines deep liquidity, automated market making and industry-leading security to increase the accessibility of digital assets for traders. Bullish exchange is operated by Bullish (GI) Limited and is regulated by the Gibraltar Financial Services Commission (GFSC) (DLT license: FSC1038FSA). For more information, please visit bullish.com and follow Twitter and LinkedIn.

Forward-Looking Statements

This communication includes, and oral statements made from time to time by representatives of FPAC and Bullish Global may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FPAC’s or Bullish’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding Bullish Global’s business strategy, cash resources, current and prospective product or services, as well as the potential market opportunity. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FPAC and its management, and Bullish Global and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against FPAC, Bullish or Bullish Global or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FPAC or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Bullish to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Bullish Global as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Bullish may be adversely affected by other economic, business and/or competitive factors; (11) the impact of COVID-19 on Bullish Global’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” in the Bullish Investor Presentation dated July 2021, in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the preliminary proxy statement/prospectus included in the registration statement on Form F-4 (the “Registration Statement”) filed by Bullish with the U.S. Securities and Exchange Commission (the “SEC”), in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FPAC’s IPO Prospectus dated December 2, 2020 filed with the Securities and Exchange Commission on December 3, 2020, in the section entitled “Risk Factors” in FPAC’s most-recent Quarterly Report on Form 10-Q, as well as any further risks and uncertainties to be contained in any other material filed with the SEC by Bullish or FPAC. In addition, there may be additional risks that neither Far Peak or Bullish Global presently know, or that Far Peak or Bullish Global currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FPAC, Bullish nor Bullish Global undertakes any duty to update these forward-looking statements.

Important Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed Business Combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. In connection with the proposed Business Combination, Bullish has filed the Registration Statement with the SEC which includes a preliminary proxy statement / prospectus with respect to the Business Combination. The definitive proxy statement / prospectus and other relevant documentation will be mailed to FPAC shareholders as of a record date to be established for purposes of voting on the Business Combination. FPAC shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus because these materials contain and will contain important information about Bullish, FPAC and the proposed transactions. Shareholders may obtain a copy of the preliminary proxy statement / prospectus and, when available, the definitive proxy statement / prospectus without charge, at the SEC’s website at http://sec.gov or by directing a request to: Far Peak Acquisition Corp., 511 6th Ave #7342, New York, NY 10011. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FPAC, Bullish, Bullish Global and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is set forth in the preliminary proxy statement/prospectus included in the Registration Statement. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bullish or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.